Filed by: McDermott International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File Number: 001-12815

Explanatory Note: The following article was written by a third party based on an interview of David Dickson, chief executive officer of McDermott International, Inc.

McDermott CEO Bets on Next Turnaround at Ailing Chicago Bridge

Bloomberg Markets

By Thomas Black

Dickson vows to repeat success, says ‘everything is fixable’.

Shares of acquirer have mostly recovered since initial drop.

David Dickson, chief executive officer of McDermott International Inc., has already turned around one troubled construction company. Now he’s trying to persuade investors he can do it again.

The target this time is Chicago Bridge & Iron Co., a builder of petrochemical facilities and power plants that has debt of $2.1 billion — more than its market value — and four projects dragging down profit. McDermott agreed in December to acquire the company in an all-stock deal valued at $6 billion including debt.

The deal prompted McDermott’s biggest stock swoon in two years. This month, however, shares are ticking back up as Dickson vows to do at Chicago Bridge what he did at McDermott, a builder of offshore platforms. Of nine projects that were losing money when Dickson took the reins in late 2013, eight are now profitable. Operating income jumped to almost $300 million last year from less than $20 million in 2014.

“It has all the hallmarks of the McDermott of three or four years ago,” Dickson, a 49-year-old Scotland native, said in a telephone interview. “Everything is fixable.”

The shares have mostly recovered from a 12 percent stock drop on Dec. 19, the first day after the deal was announced. Chicago Bridge, which also sank after the deal was announced, has erased its losses.

In addition to extending McDermott’s reach into petrochemical projects, the combination also adds technological capabilities and a bigger U.S. footprint. The Middle East accounts for two-thirds of McDermott’s sales. Only 2 percent comes from the U.S., a market that accounts for 80 percent of revenue at Chicago Bridge. Both companies are run out of the Houston area.

International Business

The combined companies will make joint bids and probably increase a savings target of $250 million over two years, Dickson said. He described the corporate fiefdoms, poor financial estimating, weak governance and need to renegotiate contracts at Chicago Bridge as similar to what he encountered at McDermott in December 2013.

When Dickson arrived at McDermott, he refinanced debt to give the company financial breathing room and changed three-quarters of the leadership in an effort to tear down internal barriers between different parts of the organization.

As U.S. crude prices plunged to less than $30 a barrel in 2016 from more than $100 in 2014, Dickson wooed state-run oil companies because their budgets are more stable. He spent 70 percent of his time on the road, traveling to countries such as Saudi Arabia, India and Mexico, repairing and building relationships.

‘Right Guy’

“David is absolutely the right guy to do this. He’s proven himself,” said Marie Lorden, co-founder of Fairpointe Capital in Chicago, which owns shares in both McDermott and Chicago Bridge. “He understood the culture and what had to change and was able to make the hard decisions.”

The combination still heaps new risk on McDermott, which had been poised to reap the benefits of renewed spending on offshore drilling projects as oil prices rise. The company’s shareholders will own 53 percent of the combined entity, with Chicago Bridge investors holding the rest.

Power-plant construction is facing headwinds in the U.S. as renewable energy projects and slack demand throw the economics of new generators into question. A worldwide glut of liquefied natural gas, meanwhile, is weighing on the kind of export projects that Chicago Bridge has been contracted to build.

Chicago Bridge’s four troubled projects — two liquid natural-gas processors and two gas-fired power plants — resulted in second-quarter charges of $548 million. On top of its debt, the company has $920 million of net liabilities tied to projects. And uncertainties still loom, said Andrew Wittmann, an analyst with Robert W. Baird & Co.

Project Risk

“They think they fixed it, but you never really know on these projects that are so big,” Wittmann said. “So investors are going to be a little skeptical on that.”

The troubles at Chicago Bridge, a company founded in 1889, are rooted in the purchase about five years ago of the Shaw Group, which had won a large contract to build nuclear plants in the U.S. The work ran into delays and cost overruns, draining cash. Then the energy market crashed. The builder’s market value sank to about $1.8 billion from as much as $9 billion in 2014.

“We’re going to apply the McDermott playbook and hopefully through that get the company back to where it should be,” said Dickson, who worked in the onshore business at his previous job at what is now TechnipFMC Plc. “There’s a huge amount of capex ongoing across the oil and gas spectrum, whether it’s in refining, petrochemicals or upstream.”

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which will also constitute a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive joint proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND

MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

McDermott and CB&I caution that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, CB&I and the combined businesses. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the proposed combination on the proposed timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined businesses following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; or changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2016 and subsequent quarterly reports on Form 10-Q. This Current Report on Form 8-K reflects the views of McDermott’s management and CB&I’s management as of the date hereof. Except to the extent required by applicable law, McDermott and CB&I undertake no obligation to update or revise any forward-looking statement.